Exhibit 99.21

100 University Avenue, 8th floor
November 06, 2020	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Greenbrook TMS Inc.

Dear Sir/Madam:

100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	December 01, 2020
Record Date for Voting (if applicable) :	December 01, 2020
Beneficial Ownership Determination Date :	December 01, 2020
Meeting Date :	January 12, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	393704101	CA3937041018

Sincerely,

Computershare

Agent for Greenbrook TMS Inc.